Mail Stop 4561
Via Fax (781) 890-4848

February 17, 2010

Christopher Menard
Senior VP, Chief Financial Officer
Phase Forward Incorporated
77 Fourth Avenue
Waltham, MA 02451

      Re: Phase Forward Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed on February 27, 2009
              File No. 000-50839

Dear Mr. Menard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief